UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

OR

[   ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended __________________

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to ____________________

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:

PROPHECY DEVELOPMENT CORP.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 1610 - 409 Granville Street
Vancouver, British Columbia, Canada V6C 1T2
(Address of principal executive offices)

John Lee
Suite 1610 - 409 Granville Street
Vancouver, British Columbia, Canada V6C 1T2
Telephone: 604-569-3661
Email: info@prophecydev.com
(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Copy of communications to:
James Guttman
Dorsey & Whitney LLP

Brookfield Place 161 Bay Street, Suite 4310
Toronto, Ontario, Canada M5J 2S1
Telephone: (416) 367-7370
Facsimile: (416) 367-7371

Securities registered or to be registered pursuant to Section 12 (b) of the Act: None

Securities registered or to be registered pursuant to Section 12 (g) of the Act.

Common Shares without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Not applicable.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [   ] No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes [   ] No [   ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [   ] No [X]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes [   ] No [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [ ]
Emerging growth company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [   ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued By the International Accounting Standards Board [X]	Other [ ]

If “Other” has been checked in response to previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 [   ] Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [   ] No [   ]

Explanatory Note

This Amendment No. 1 to Prophecy Development Corp.’s (the “Company”) registration statement on Form 20-F, originally filed with the United States Securities and Exchange Commission (the “Commission”) on September 17, 2018 (the “Original Filing”) is being filed solely to amend Part I, Item 6.E. Share Ownership of the Original Filing to amend the share ownership of Masa Igata which was incorrect in the Original Filing.

Except for the amended disclosure described above, the Company has not modified or updated the disclosures presented in the Original Filing. Information not affected by this amendment remains unchanged and reflects the disclosures made at the time the Original Filing was filed. Therefore, this Amendment No. 1 should be read in conjunction with the Original Filing.

E. Share Ownership

The following table sets forth certain information as of September 17, 2018 regarding the beneficial ownership of our common shares by the executive officers and directors named herein. The percentage of common shares beneficially owned is computed on the basis of 78,814,457 common shares outstanding as of September 17, 2018.

Holder	Number of	Percentage of	Number of	Exercise Price	Expiration
	Common Shares	Common	Options		Date
	Held	Shares	Held
		Held
John Lee	13,263,727(1)	16.83%	260,000	1.05	Jan. 27, 2019
			150,000	0.65	May 1, 2019
			235,000	0.50	Apr. 7, 2020
			134,000	0.50	June 22, 2020
			500,000	0.20	June 2, 2021
			300,000	0.49	Jan. 12, 2022
			550,000	0.33	June 12, 2022
			680,000	0.35	Sept. 1, 2022
			400,000	0.28	Apr. 6, 2023
Greg Hall	196,970	*	75,000	1.05	Jan 27, 2019
			40,000	0.65	May 1, 2019
			60,000	0.50	April 7, 2020
			20,000	0.50	June 22, 2020
			120,000	0.20	June 2, 2021
			50,000	0.49	January 12, 2022
			50,000	0.33	June 12, 2022
			50,000	0.35	September 1, 2022
			40,000	0.28	Apr. 6, 2023

Harald Batista	312,420	*	30,000	1.05	Jan 27, 2019
			20,000	0.65	May 1, 2019
			30,000	0.50	April 7, 2020
			20,000	0.50	June 22, 2020
			100,000	0.20	June 2, 2021
			50,000	0.49	January 12, 2022
			50,000	0.33	June 12, 2022
			50,000	0.35	September 1, 2022
			40,000	0.28	Apr. 6, 2023
Masa Igata	881,245 (2)	1.12%	50,000	0.65	May 1, 2019
			30,000	0.50	April 7, 2020
			20,000	0.50	June 22, 2020
			120,000	0.20	June 2, 2021
			70,000	0.49	January 12, 2022
			50,000	0.33	June 12, 2022
			50,000	0.35	September 1, 2022
			40,000	0.28	Apr. 6, 2023
Daniel Fidock	6,364,280	8.08%	250,000	0.28	April 6, 2023
			300,000	0.22	July 23, 2023
Irina Plavutska	Nil	*	10,000	1.05	Jan. 27, 2019
			15,000	0.65	May 1, 2019
			30,000	0.50	Apr. 7, 2020
			20,000	0.50	June 22, 2020
			90,000	0.20	June 2, 2021
			70,000	0.49	Jan. 12, 2022
			120,000	0.33	June 12, 2022
			100,000	0.35	Sept. 1, 2022
			100,000	0.28	Apr. 6, 2023
Tony Wong	369,180	*	50,000	1.00	Feb. 3, 2019
			10,000	0.65	May 1, 2019
			40,000	0.50	Apr. 7, 2020
			20,000	0.50	June 22, 2020
			120,000	0.20	June 2, 2021
			70,000	0.49	Jan. 12, 2022
			80,000	0.33	June 12, 2022
			100,000	0.35	Sept. 1, 2022
			100,000	0.28	Apr. 6, 2023
Michael Drozd	Nil	*	200,000	0.31	May 1, 2023
Bekzod Kasimov	205,710	*	20,000	1.05	Jan. 27,2019
			40,000	0.50	Apr. 7, 2020
			40,000	0.50	June 22, 2020
			120,000	0.20	June 2, 2021
			100,000	0.49	Jan. 12, 2022
			80,000	0.33	June 12, 2022
			100,000	0.35	Sept. 1, 2022
			100,000	0.28	Apr. 6, 2023
Danniel Oosterman	Nil	*	200,000	0.31	Feb. 20, 2023
			20,000	0.28	Apr. 6, 2023

* Less than 1%.

(1)

The equivalent of 284,310 of these common shares are held by Merit Holdings Ltd., a private company wholly owned and controlled by Mr. Lee. These common shares include the equivalent of 7,500,000 common shares underlying the equivalent of 7,500,000 units, and the equivalent of 3,000,000 common shares, issued to Mr. Lee in connection with those Debt Settlement Agreements with Linx as disclosed in the information under the heading “Item 7.B. Related Party Transactions”.

(2)	These common shares are held by Sophir Asia Limited, a private company wholly owned and controlled by Mr. Igata.

See “Description of Compensation Plan” for more details.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement Amendment No. 1 on its behalf.

PROPHECY DEVELOPMENT CORP.

Date: September 26, 2018	By:	/s/ John Lee
John Lee
Interim Chief Executive Officer